SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of September, 2003

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

Enrollment with the Federal Revenue (“CNPJ”) n.º 00.022.034/0001-87

Number of Enrollment with the Commercial Registry (“NIRE”) 35300140443

PUBLICLY HELD CORPORATION

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON SEPTEMBER 05, 2003.

VENUE AND HOUR: Avenida Eusébio Matoso n.º 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 10:00 am.

CHAIRMAN: Roberto Konder Bornhausen

QUORUM: More than a half of the elected members

The Chairman proceeded to business, explaining to all presents that the meeting had as objectives, in complementation of the Exchange Program approved in a meeting of the Board of Directors held on August 13, 2003 and in compliance with the requests made by the Brazilian Exchange Commission (Comissão de Valores Mobiliários - “CVM”), to extend to preferred class “B” shareholders of the Company the possibility of participating in the Exchange Program approved by the Board of Directors on August 13, 2003. Therefore, the Exchange Program approved at the above mentioned meeting shall be extended: (a) to the holders of pairs of preferred shares issued by Unibanco outstanding on the date of the publication of the Notice (Edital) (as per definition of the Minutes of the Meeting of the Board of Directors held on August 13, 2003), except for the holders of preferred shares issued by Unibanco which are represented in form of Units or GDSs (representing, each one, five hundred Units); and (b) to the holders of pairs of preferred class “B” shares issued by the Company outstanding on the date of the publication of the Notice (Edital), except for the holders of preferred shares class “B” issued by the Company which are represented in the form of Units and of GDSs.

As clarified by the Chairman, it is condition for the effective conversion of shares that preferred shares issued by Unibanco are held in sufficient number by the Company, in order to make possible for the Company to comply with its shareholders exchange requests.

The exchange ratio under the Exchange Program is of one preferred share issued by Unibanco and held by the Company for each preferred share class “B” issued by the Company held by the shareholders.

All other provisions contained in the Exchange Program, as approved by the Meeting of the Board of Directors held on August 13, 2003, are in full force and effect and are applicable to the shareholders of preferred shares class “B” issued by the Company.

The Chairman further commented that the implementation of the Exchange Program, including the private dealing with shares kept in treasury, are conditioned to CVM´s approval.

The Chairman asked the presents to make comments and express doubts regarding the issue discussed above.

There being no comments or doubts regarding this matter, the Chairman submitted to the deliberation of the Board the items discussed in this meeting, and the Board of Directors unanimously approved the complementation of the Exchange Program as exposed by the Chairman as well as the assumption, by the Company, of all obligations arising therefrom.

The meeting was then ended by the Chairman, who authorized the formalization of the present Minutes, which was subsequently read by the Chairman and approved by all presents.

São Paulo, September 05, 2003. (authorized signatures) Roberto Konder Bornhausen; Pedro Moreira Salles; Gabriel Jorge Ferreira; Koji Yamada; Tomas Tomislav Antonin Zinner; Guilherme Affonso Ferreira and Israel Vainboim. This is a revised version of the original Minutes registered in the Company´s appropriated books.

São Paulo, September 05, 2003.

_______________________________________
ISRAEL VAINBOIM
Executive Officer

_______________________________________
GERALDO TRAVAGLIA FILHO
Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 8, 2003

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.